Exhibit 99.2

Paris, France, January 28, 2008

Clexane®/Lovenox® approved in Japan

Sanofi-aventis announced today that the anticoagulant Clexane® (enoxaparin sodium injection) has been approved for marketing in Japan by the Ministry of Health, Labour and Welfare for the prevention of venous thromboembolism (VTE) in patients undergoing orthopaedic surgery of the lower limbs such as total hip replacement, total knee replacement and hip fracture surgery.

Venous thromboembolism is a frequent and preventable complication among patients hospitalized for orthopaedic surgery. Deep vein thrombosis (DVT) and pulmonary embolism are common manifestations of VTE and can significantly impact morbidity and mortality in surgical patients. The Japanese VTE guidelines state that, without prophylaxis, between 27% and 50% of orthopaedic surgery patients may suffer from deep vein thrombosis. Among the hospitalised patients at risk for VTE, 64% are those undergoing surgery1.

“In Japan, Clexane® is expected to greatly contribute to the prevention of venous thromboembolis and fulfil an important medical need for patients undergoing orthopaedic surgery” said Hanspeter Spek, Executive Vice-President Pharmaceutical Operations of sanofi-aventis. “Clexane®’s approval illustrates the commitment of sanofi-aventis to bring new life saving drugs to patients in Japan, where further clinical trials are being conducted with Clexane® to extend its use to abdominal surgery patients who are at risk for venous thromboembolic complications” he added.

Outside Japan with over 200 million patients treated in more than 100 countries, Clexane® / Lovenox® (enoxaparin sodium) is the most extensively studied and most widely used low-molecular-weight heparin in the world. In venous thrombosis, Clexane® / Lovenox® is recommended by international guidelines not only in orthopaedic and general surgical patients at high and moderate risk of VTE but also, for acutely ill medical patients, and is an important treatment option for millions of patients at risk of VTE2. In arterial thrombosis, Clexane® / Lovenox® has demonstrated its effectiveness in preventing, in conjunction with other treatments, the ischaemic complications of unstable angina and myocardial infarction and is also recommended by international guidelines2.

About Clexane® / Lovenox®

The no. 1 selling low-molecular weight heparin in the world, Clexane® / Lovenox®, is a unique chemical entity in a class of antithrombotic agents known as low-molecular weight heparins (LMWH).

Its clinical applications are linked to its antithrombotic properties. It is used to inhibit clot formation in venous and arterial vessels to prevent potential acute or chronic complications of venous or arterial thrombosis.

The recommended dose regimen of Clexane® in Japan is 20 mg b.i.d subcutaneous and has been established with the results of Japanese clinical trials.

Enoxaparin sodium is known by the brand name Lovenox® or Clexane® or Klexane® and its labelling may vary country to country.

About venous thromboembolism (VTE)

Venous thromboembolism is a general term used to describe the formation of a blood clot (thrombus) that blocks a vein. This may occur in any part of the venous system, but the most common manifestations are deep-vein thrombosis (DVT), usually in the leg, and pulmonary embolism (PE). PE is a potentially life-threatening complication of DVT; anyone who experiences DVT is at risk of a PE, which occurs when part or all of a blood clot in a deep vein breaks away from where it originally formed and travels through the venous circulation, eventually becoming lodged in the lungs. This blocks the flow of blood in the lungs and is often fatal.

The total annual burden of non-fatal symptomatic VTE in the European Union, which included DVT and PE, is estimated to exceed 1.5 million events, including more than 500,000 deaths3. This represents more than the double of the combined deaths due to AIDS, breast and prostate cancer and transport accidents4.

In the United States, up to 2 million DVT events occur each year, and the development of PE causes up to 200,000 deaths annually5. Fatal PE is the leading cause of sudden death among hospitalized patients and contributes to up to 10% of in-hospital deaths6.

In Japan, the population survey report by the Ministry of Health, Labour and Welfare showed that annual number of deaths from PE had sharply increased between 1988 to 2001 (591 to 1749 deaths).

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT PARIS: SAN) and in New York (NYSE: SNY).

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contact:

Philippe Barquet : +33 (0)6.70.48.61.28

1 Cohen AT et al. A large-scale, global observational study of venous thromboembolism risk and prophylaxis in the acute hospital care setting: the ENDORSE study. Abstract N° 1827, International Society on Thrombosis and Haemostasis, Geneva, 8 July 2007.

2 The seventh ACCP conference on Antithrombotic and Thrombotic Therapy. Chest. 2004.

3 Cohen AT on behalf of the VTE Impact Assessment Group in Europe (VITAE). Venous Thromboembolism (VTE) in Europe: The number of VTE events and associated morbidity and mortality. Thromb Haemost 2007;98:756-76.

4 Eurostat statistics on health and safety 2001.

Available from: http://epp.eurostat.cec.eu.int.

5 Coalition to Prevent Deep Vein Thrombosis.

Available at http://www.preventdvt.org/ Accessed June 28, 2007.

6 Nicolaides AN, Fareed J, Kakkar AK, et al. Prevention and treatment of venous thromboembolism. International Consensus Statement. (Guidelines according to scientific evidence). Int Angiology. 2006;25(2):101-161.

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